Exhibit 99.1

RedCloud Signs 3-Year Argentina Agreement, Forecasting $20m Revenue and $1.2Bn in FMCG Trade through RedAI

London and Buenos Aires — August 17, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (Nasdaq: RCT) today announced a three-year agreement with Golomax and Picking Up (“Picking Up!”) in Argentina. Under the agreement, the parties are forecasting shared revenues over the three year term of the agreement, expected to represent approximately $1.2Bn in traded goods transacted through RedAI. The Company forecast RedCloud’s share of the revenue generated to be approximately $20m, comprising around $13m digitization revenue through RedAI, approximately $4m in RedAI RAID revenue and $3m in fees for trade growth enabled for Golomax and Picking Up!.

Golomax serves 523 wholesalers and distributors across 12 FMCG categories, with products sourced from over 200 providers. Around 40,000 buyers transact across the network each year, generating approximately 500,000 orders over the trailing 12 months.1 RedCloud intends to deploy RedAI RAID (Realtime AI for Distribution) into the Golomax and PickingUp! ecosystem and share in the value it creates under a revenue-share model linked to the growth forecast. The agreement has an initial 3 year term that is automatically renewed every year thereafter subject to termination by either party.

This is a different route to market for RedCloud. Until now, the Company operates the trading infrastructure directly. In its joint ventures, it builds new operations with a local partner. Here the network already exists — RedCloud supplies the intelligence that runs on it and shares in what that creates. The Company sees the model as repeatable with other established independent networks in high-growth FMCG markets.

RAID is expected to be deployed into the ecosystem’s existing systems, alongside RedCloud’s first RedAI Specialist Agents, being built on a blend of Anthropic and OpenAI models, depending on their various merits for given tasks. The models and RAID algorithms are to be trained on RedCloud’s proprietary FMCG transactional dataset, representing $6.9 billion in traded value.2 Argentina is one of the four markets that dataset was built from. The agreement follows RAID’s ongoing deployment phase in Türkiye and a five-year licence agreement of up to $30 million in Saudi Arabia, both earlier in 2026.

Justin Floyd, CEO of RedCloud:

“We can now work with trading networks that already exist rather than building our own. We believe this is a more efficient way to deploy intelligent infrastructure in a market, and if the model works here, we expect to do it again elsewhere.”

Pablo Conde, President of Golomax and Co-Owner of Picking Up:

“Our distributors and retailers make high-value decisions every day without the intelligence to optimise them. RedCloud’s RAID engine is expected to change that, embedding predictive intelligence and recommendations directly into the workflows their teams already use. For many of these businesses, it is the first time insight of this kind has been within reach.”

Sergio Daniel Iribarren, co-founder of Picking Up:

“This partnership is more than technology: it strengthens neighbourhood retailers, sharpening how they plan, replenish and — through Picking Up B2C — sell to consumers digitally. Its real value is the intelligence each transaction generates, continuously improving RedAI’s RAID models and giving, for the first time, an end-to-end view of commerce to our customers that helps anticipate demand and cut stockouts. Our vision is economic but also social: by putting intelligence in the hands of thousands of merchants, we believe this can become a model for transformation in Argentina.”

About RedCloud Holdings plc

RedCloud’s mission is to build the intelligence infrastructure of global trade, through generation and aggregation of proprietary trading and market data from across the FMCG industry through its RedAI infrastructure and associated products (“RedAI”). RedCloud provides market intelligence based on proprietary trading data across categories in each of its markets. The Company also delivers a trading infrastructure and related products for use by its customers, to enable intelligent digital exchange of everyday consumer supplies of FMCG products across business supply chains, supported by a payments and lending ecosystem intended to streamline trade.

RedCloud is a British company registered in London, co-founded by serial entrepreneur Justin Floyd and Soumaya Hamzaoui. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

About Golomax / Picking Up

Golomax is a major Argentinian distributor (“SuperMayorista”) specialising in candy, confectionery, groceries and stationery products, serving both businesses and households. The platform serves 523 wholesaler and distributor customers across 12 FMCG categories, sourced from over 200 FMCG providers, reaching approximately 40,000 buyers and processing approximately 500,000 orders over the trailing 12 months.

Picking Up is a distribution and retail ecosystem, with logistics and last-mile delivery serving both businesses and end consumers across Argentina. Picking Up operates alongside and within the Golomax ecosystem and independently.

Footnotes

1 Golomax / Picking Up platform data for the trailing 12 months to early August 2026, as recorded on Golomax operational dashboards.

2 $6.9Bn value of FMCG goods traded across the RedAI infrastructure from January 2023 to December 2025.

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or our future financial or operating performance. Words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, the execution and continuation of the commercial agreement with Golomax and Picking Up and the completion of any related definitive documentation, the ability of the partnership to drive forecasted shared revenues, transaction value of $1.2Bn, RedCloud share of revenues at $20m, and he deferred commencement of the agreement’s operational obligations beginning September 1, 2026, the ability to fully develop and deploy RedAI Specialist Agents alongside RAID within the RedAI infrastructure, the ability to deploy RAID and RedAI across the Golomax and Picking Up! ecosystem at scale, the ability to identify and generate joint-operation revenues under the agreed revenue-share model and the timing and amount of any such revenues, the extent to which the agreement generates net positive returns for the Company after its investment in data access, the quality and continuity of data made available for RedAI model training, whether the Company is able to replicate this model in any further market (which would require separate agreements and is not assured), the pace, number and success of any future agreements, joint ventures or owned-market expansions, and the Company’s ability to achieve its stated 2026 revenue target. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”), as well as other documents filed by the Company with the SEC. RedCloud undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.

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